UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

To The Stars Academy of Arts and Science Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-0601064
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

315 S. Coast Hwy 101

Suite U38

Encinitas, CA 92024

(Full mailing address of principal executive offices)

760-637-7931

Issuer’s telephone number, including area code

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016 (unaudited)

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this Semiannual Report, “Company,” “our company,” “us,” and “our” refer to To The Stars Academy of Arts and Science Inc.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

Results of Operations for the Six Months Ended June 30, 2017 and 2016

Revenues increased to $683,946 from $520,486 for the six months ended June 30, 2017 and 2016, respectively. Revenues increased primarily as a result of product releases, namely a special edition of vinyl albums under a limited license and trade paperback versions of previously released novels.

Cost of revenues increased to $497,448 from $305,935 for the six months ended June 30, 2017 and 2016, respectively. Cost of revenues increased primarily as a result of the increased price of vinyl albums due to license fee.

General and administrative expenses increased to $25,038,810 from $259,532 for the six months ended June 30, 2017 and 2016, respectively. General and administrative expenses increased primarily as a result of stock-based compensation expense related to the grant of 9,000,000 options and 2,500,000 shares of common stock under the Company’s 2017 Stock Incentive Plan.

Sales and marketing expenses increased to $158,217 from $78,118 for the six months ended June 30, 2017 and 2016, respectively. Sales and marketing expenses increased as a result of higher advertising and promotion costs, primarily related to the Company’s Regulation A offering.

Liquidity and Capital Resources

We have an accumulated deficit at June 30, 2017 of $26,248,900. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. At June 30, 2017, the Company had cash of $70,784. The Company is currently raising additional funds through a Regulation A offering to finance its operations.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2017	2016
Net cash (used in) provided by:
Operating activities	$(151,651)	$18,014
Investing activities	$(10,500)	$(113,781)
Financing activities	$156,770	$89,734

1

Operating Activities

Cash used in operating activities was $151,651 for the six months ended June 30, 2017, as compared to cash provided by operating activities of $18,014 for the six months ended June 30, 2016. The change was primarily due to higher net loss, partially offset by higher non-cash expenses.

Investing Activities

Cash used in investing activities decreased to $10,500 from $113,781 for the six months ended June 30, 2017 and 2016, respectively. The decrease in cash used in investing activities is primarily due to lower purchases of media assets and of property and equipment.

Financing Activities

Cash provided by financing activities increased to $156,770 from $89,734 for the six months ended June 30, 2017 and 2016, respectively. The increase in cash provided by financing activities was primarily due to proceeds from related party notes payable, partially offset by deferred offering costs related to the Company’s Regulation A offering.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report for the year ended December 31, 2016 filed with its Form 1-A. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that can be expected for the year ending December 31, 2017.

2

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2017	December 31, 2016
ASSETS

Current Assets
Cash	$70,784	$76,165
Accounts receivable, net	13,964	62,925
Inventory	56,063	103,491
Deferred offering costs	156,205	—
Other current assets	182,534	126,859
Total Current Assets	479,550	369,440

Property and equipment, net	368,987	410,229
Media assets, net	279,319	341,809
Total Assets	$1,127,856	$1,121,478

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$210,933	$218,058
Accrued liabilities	109,567	51,316
Capital lease obligations	13,032	25,598
Total Current Liabilities	333,532	294,972

Noncurrent Liabilities
Capital lease obligations, net of current portion	39,762	39,762
Related party note payable	587,436	300,000
Total Noncurrent Liabilities	627,198	339,762

Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2017 and December 31, 2016	—	—
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 70,000,000 and 60,000,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	7,000	6,000
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 and 1,800 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	1	—
Additional paid-in capital	26,409,025	1,593,831
Accumulated deficit	(26,248,900)	(1,113,087)
Total Stockholders’ Equity	167,126	486,744
Total Liabilities and Stockholders’ Equity	$1,127,856	$1,121,478

The accompanying notes are an integral part of these unaudited financial statements.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2017	2016
Revenues	$683,946	$520,486
Cost of revenues	497,448	305,935
Gross Profit	186,498	214,551

Operating Expenses
General and administrative	25,038,810	259,532
Sales and marketing	158,217	78,118
Depreciation and amortization	114,232	124,187
Total Operating Expenses	25,311,259	461,837
Operating Loss	(25,124,761)	(247,286)

Other Expenses (Income)
Interest expense	12,861	9,167
Other (income) expense	(4,209)	174
Loss Before Income Taxes	(25,133,413)	(256,627)
Provision for income taxes	2,400	2,400
Net Loss	$(25,135,813)	$(259,027)

Net Loss per Common Share – Basic and Diluted:	$(0.40)	$—
Weighted Average Common Shares Outstanding – Basic and Diluted	62,115,975	60,001,800

The accompanying notes are an integral part of these unaudited financial statements.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(25,135,813)	$(259,027)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation	41,242	43,319
Amortization	72,990	80,869
Royalties contributed by shareholder	33,333	50,000
Stock-based compensation	24,744,757	—
Changes in operating assets and liabilities:
Accounts receivable, net	48,961	109,418
Inventory	47,428	(45,105)
Other current assets	(55,675)	(13,809)
Accounts payable	(7,125)	48,122
Accrued liabilities	58,251	4,227
Net cash (used in) provided by operating activities	(151,651)	18,014

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(15,747)
Purchase of media assets	(10,500)	(98,034)
Net cash used in investing activities	(10,500)	(113,781)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions from shareholder	38,105	101,303
Principal payments on capital leases	(12,566)	(11,569)
Proceeds from related party notes payable	287,436	—
Deferred offering costs	(156,205)	—
Net cash provided by financing activities	156,770	89,734

Decrease in cash	(5,381)	(6,033)
Cash, Beginning of Period	76,165	39,937
Cash, End of Period	$70,784	$33,904

The accompanying notes are an integral part of these unaudited financial statements.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Class A Common Stock		Class B Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
Balance at December 31, 2016	60,000,000	$6,000	1,800	$—	$1,593,831	$(1,113,087)	$486,744
Contributed royalties	—	—	—	—	33,333	—	33,333
Stock-based compensation	—	—	—	—	24,744,757	—	24,744,757
Capital contribution from shareholders	10,000,000	1,000	3,600	1	37,104	—	38,105
Net loss	—	—	—	—	—	(25,135,813)	(25,135,813)
Balance at June 30, 2017	70,000,000	$7,000	5,400	$1	$26,409,025	$(26,248,900)	$167,126

The accompanying notes are an integral part of these unaudited financial statements.

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TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

(Unaudited)

NOTE 1 – BASIS OF PRESENTATION

To The Stars Academy of Arts and Science Inc. (which may be referred to as "TTS Academy," the "Company," "we," "us," or "our") was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created a science, aerospace and entertainment consortium that collaborates with global citizens to investigate the outer edges of science and unconventional thinking and provide access through multi-media entertainment content and education.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2016 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2016 included within the Company’s Form 1-A as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit at June 30, 2017 of $26,248,900. These factors raise doubt about the Company’s ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through the sale of common stock to third parties through its Regulation A offering and other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying financial statements include the accounts of To The Stars Academy of Arts and Science Inc. and its subsidiaries, To The Stars, Inc., Poet Productions, LLC (a California LLC), and Love Movie, LLC (a California LLC). Significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

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Cash and Cash Equivalents

For purpose of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of June 30, 2017 and December 31, 2016, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2017 and 2016, there was no impairment of pre-publication costs.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of June 30, 2017 and December 31, 2016, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $195,629 and $123,534, respectively. During the six months ended June 30, 2017 and 2016, there were no reserves recorded against royalty advances.

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Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Revenue Recognition

The Company recognizes revenue related to sales of its products and services when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue is recognized from the Company's in store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the product is received by the consumer. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of June 30, 2017 and December 31, 2016, the Company sales return allowance was $11,078 and $12,742, respectively.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, personnel related salaries and wages, consulting and content costs in which don't meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expense include management and administrative personnel related salaries and wages, general corporate expenditures consisting of rent, accounting, legal, information systems expense, etc.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were approximately $158,217 and $78,118 for the six months ended June 30, 2017 and 2016, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

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Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider for which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 9% and 13% of total revenues for the six months ended June 30, 2017 and 2016. The loss of this third-party provider would have a material impact on the Company’s consolidated financial statements.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

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Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Furniture and fixtures	$48,137	$48,137
Machinery and equipment	157,315	157,315
Leasehold improvements	372,537	372,537
	577,989	577,989
Accumulated depreciation	(209,002)	(167,760)
	$368,987	$410,229

Depreciation expense for the six months ended June 30, 2017 and 2016 was $41,242 and $43,319 respectively.

Media assets consisted of the following at June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Music	$293,825	$293,825
Books and other media	301,639	291,139
Website development and content	163,800	163,800
	759,264	748,764
Accumulated depreciation	(479,945)	(406,955)
	$279,319	$341,809

Amortization expense for the six months ended June 30, 2017 and 2016 was $72,990 and $80,869, respectively.

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NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

There have been no changes to the Company’s camera equipment leases or office lease during the six months ended June 30, 2017.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2017 and December 31, 2016, there were 70,000,000 and 60,000,000 shares of Class A common stock outstanding, respectively. In May 2017, the Company issued 5,000,000 shares of Class A common stock to Jimsem 1, LLC, a consulting firm owned by Jim Semivan, a co-founder of the Company, and 2,500,000 shares of Class A common stock to Harold E. Puthoff, a co-founder of the Company. The Company recognized $200,000 of stock-based compensation expense related to the issuance of these shares. Additionally, the Company issued 2,500,000 shares through its Stock Incentive Plan, as discussed in further detail below.

The Company is authorized to issue 9,000 shares of Class B common stock. As of June 30, 2017 and December 31, 2016, there were 5,400 and 1,800 shares of Class B common stock outstanding, respectively. In May 2017, the Company issued 1,800 shares of Class B common stock each to Jimsem 1, LLC and Harold E. Puthoff.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2017 and December 31, 2016.

Stock Incentive Plan

In May 2017, TTS Academy established the 2017 Stock Incentive Plan (“Plan”). Under the terms of the Plan, TTS Academy is authorized to issue 17,500,000 shares of Class A common stock. The grants can be in the form of stock options or restricted stock.

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested upon issuance. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following inputs:

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.7 – 1.8%
Expected volatility	75.0%
Annual dividend yield	0.0%

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The total value of options issued during the six months ended June 30, 2017 was $45,000,000, which will be recognized over the related vesting terms. Stock option compensation expense of $18,125,000 was recognized during the six months ended June 30, 2017.

The Company also granted 2,500,000 shares of restricted stock, of which 1,250,000 vested upon issuance. The remainder vest over 36 months. Restricted stock compensation expense of $6,419,757 was recognized during the six months ended June 30, 2017.

NOTE 7 – RELATED PARTY TRANSACTIONS

In April 2016, the Company and Our Two Dogs, Inc., an entity owned by a co-founder of the Company, entered into a $300,000 note agreement. The note bears interest at 6% per annum and is due on December 31, 2018. In addition, the holder can require the note to be repaid prior to maturity in an amount equal to 10% of the net proceeds from any third-party debt or equity financing.

In April 2017, Our Two Dogs, Inc. agreed to provide additional working capital under the same terms as the initial note. During the six months ended June 30, 2017, Our Two Dogs, Inc. provided an additional $287,436 under the same terms as the initial note. As of June 30, 2017 and December 31, 2016, the aggregate balance of the notes was $587,436 and $300,000, respectively, and the accrued interest was $22,918 and $13,512, respectively.

In April 2017, the Company entered into a licensing agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  TTS Academy will pay the DeLonge Entities a royalty on gross sales ranging from 0.5 – 15% depending on the product category, with a minimum royalty guarantee of $100,000 in each calendar year.

NOTE 8 – SUBSEQUENT EVENTS

In September 2017, the Company’s Regulation A offering was qualified by the Securities and Exchange Commission. To date, investors have committed approximately $900,000  under the ongoing offering.

The Company has evaluated subsequent events that occurred after June 30, 2017 through December 26, 2017, the issuance date of these consolidated financial statements. There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements, other than those disclosed.

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ITEM 4. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
2.3	Stockholders Agreement (3)
6.1	Licensing Agreement dated April 26, 2017 (4)
6.2	Contribution Agreement dated April 27, 2017 (5)
6.3	Contribution Agreement dated June 1, 2017 (6)
6.4	Copyright Assignment dated March 31, 2017 (7)
6.5	Intellectual Property Transfer Agreement dated March 31, 2017 (8)
6.6	2017 Stock Incentive Plan (9)

(1) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename3.htm

(2) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename4.htm

(3) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename5.htm

(4) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename7.htm

(5) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename8.htm

(6) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename9.htm

(7) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename10.htm

(8) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename11.htm

(9) Filed as an exhibit to the company's Offering Statement on Form 1-A and incorporated by reference. Available at: https://www.sec.gov/Archives/edgar/data/1710274/000114420417036300/filename12.htm

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

To The Stars Academy of Arts and Science Inc.

Date: December 26, 2017	By:	/s/ Thomas M. DeLonge
Thomas M. DeLonge
Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge, Director, Chief Executive Officer, and President
Date: December 26, 2017

/s/ Louis Tommasino
Louis Tommasino, Chief Financial Officer and Principal Accounting Officer
Date: December 26, 2017

/s/ James Semivan
James Semivan, Director
Date: December 26, 2017

/s/ Harold Puthoff
Harold Puthoff, Director
Date: December 26, 2017

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